Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years Ending
	Restated
	2005	2004	2003	2002	2001

Net income for the period	372,421	402,907	337,408	382,727	87,859
Add: Provision for income taxes	155,770	232,392	185,493	210,237	58,362
Add: Minority interest	(120)	(68)	248	(97)	18,750
Fixed charges	276,974	314,681	337,164	351,622	175,457
Less: Capitalized interest	(6,490)	(3,491)	(3,325)	(9,264)	(3,249)
Income before taxes on income and fixed charges	798,555	946,421	856,988	935,225	337,179

Fixed Charges:
Interest	225,536	268,438	294,175	296,983	143,718
Capitalized interest	6,490	3,491	3,325	9,264	3,249
Rentals at computed interest factor (1)	38,805	37,010	34,730	37,504	25,343
Amortization of debt discount expense	6,143	5,742	4,934	7,871	3,147
Total fixed charges	276,974	314,681	337,164	351,622	175,457

Ratio of earnings to fixed charges	2.88	3.01	2.54	2.66	1.92

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.

97